

February 3, 2011

Mr. Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury Lane
Watchung, New Jersey 07069

> **Re:** **Euroseas Ltd.**
> **Form 20-F for the year ended December 31, 2009**
> **File No. 001-33283**

Dear Mr. Aslidis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2009
Risk Factors, page 5
If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, that could adversely affect our reputation and market for our common stock, page 23

1. In future filings, please identify the countries identified as state sponsors of terrorism upon which vessels in your fleet may call.

2. In this respect, we note a July 2008 article which lists the Pantelis vessel chartered by Conoco as making a voyage from Syria to the Mediterranean and states that Pantelis is owned by Pantelis Shipping Limited. We note that you list Pantelis Shipping Limited as a subsidiary in Exhibit 8.1 to your 20-F.

   We also note that several of the charterers you list on page 33 have offices in or contacts with Iran, Syria, Sudan and Cuba. Particularly, we note that, according to its website, Maersk Line has offices in Iran, Syria and Sudan. We note from August 2010 news articles that Maersk Line was fined by the U.S. government for transporting containers bound for or coming from Iran and Sudan in violation of U.S. embargoes, from 2003 to

2007. According to 2010 news articles, a shipment of Iranian arms was secreted for transport from Iran in a ship owned by CMA-CGM, and CMA-CGM has business contacts with Iran, Syria, Sudan and Cuba. According to Yang Ming Lines' website, it has offices or agents in Iran, Syria and Sudan. According to Orient Express Lines' website, it has an agent in Iran.

Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba since your February 1, 2006 letter to us, whether through affiliates, subsidiaries, charterers or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, Syria, Sudan or Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by these governments.

3. Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba. In this regard, you should address not only any contacts resulting from the use of your vessels in charterer voyages to the referenced countries, but also address the potential for reputational harm from the use of your vessels by major charterer customers reported to conduct business with the referenced countries.

<u>Item 5. Operating and Financial Review and Prospects, page 40</u>

4. We note your response to our prior comment 1, which included the form of a table that you intend to provide in your Form 20-F for the year ended December 31, 2010, listing your vessels and indicating whether their estimated market value is above or below their carrying value. In this regard, for those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2010, if you decided to sell all of such vessels.

You may contact Kristin Shifflett at 202-551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief